Suite 1620, 400 Burrard Street
Vancouver, British Columbia, Canada V63 3A6

October 28, 2009

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010
USA

Attention:	John Cash Accounting Branch Chief

Dear Sirs/Mesdames:

Re:	KHD Humboldt Wedag International Ltd. (the “Company”) File No. 1-4192

The Company writes this letter in connection with its response to the comment letter from the Securities and Exchange Commission (the “Commission”) dated September 10, 2009 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2008.

The Company acknowledges and confirms that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order.  Should you have any questions please do not hesitate to contact the undersigned.

Yours truly,

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Alan Hartslief       /s/ Jouni Salo